RNS Transaction in Own Shares TRANSACTION IN OWN SHARES UNILEVER PLC Released 17:50:50 12 October 2023 RNS Number : 9895P Unilever PLC 12 October 2023 TRANSACTIONS IN OWN SECURITIES 12 October 2023 Unilever PLC (the "Company") announces today that it has purchased the following number of its ordinary shares on the London Stock Exchange from Merrill Lynch International ("the Broker"). The repurchased shares will be held in treasury. Ordinary Shares Date of purchases: 12 October 2023 Number of ordinary shares purchased: 976,502 Highest price paid per share: GBp 3,974.50 Lowest price paid per share: GBp 3,913.50 Volume weighted average price paid per share: GBp 3,941.78 Such purchases form part of the Company's existing share buy-back programme and were effected pursuant to the instructions issued to the Broker by the Company on 8 September 2023, as announced on that date. Following the purchase of these shares, Unilever holds 13,518,239 of its ordinary shares in treasury and has 2,503,079,099 ordinary shares in issue (excluding treasury shares). Aggregated information Trading venue Volume weighted average price (GBp) Aggregated volume LSE 3,942.48 704,180 Cboe BXE 3,928.73 67,145 Cboe CXE 3,942.58 179,357 Aquis 0.00 0 Turquoise 3,951.20 25,820 Media Enquires: Please contact the Unilever Press Office at: Press-Office.London@Unilever.com Transaction details In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), a full breakdown of the individual trades made by the Broker on behalf of the Company as part of the buy-back programme is detailed below: http://www.rns-pdf.londonstockexchange.com/rns/9895P_1-2023-10-12.pdf This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END POSDZMMGVZRGFZM London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2023 London Stock Exchange plc. All rights reserved.